United States securities and exchange commission logo





                              December 29, 2023

       Nicolas Link
       Chief Executive Officer
       Ilustrato Pictures International, Inc.
       26 Broadway, Suite 934
       New York, NY 10004

                                                        Re: Ilustrato Pictures
International, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form 10-12G
                                                            Filed December 13,
2023
                                                            File No. 000-56487

       Dear Nicolas Link:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2023 letter.

       Amendment No. 6 to Registration Statement on Form 10-12G filed December 13, 2023

       Business Overview, page 1

   1. Your response to prior comment 1 does not provide sufficient information for us to evaluate why you would
not be an investment company under the Investment Company
                                                        Act of 1940. Please
provide a more detailed explanation regarding whether the company could be considered an
investment company under the 1940 Act. Also, please provide a more detailed analysis
as to how your acquisition strategy will not cause you to be an investment company
under the 1940 Act.
       Quality International Co. Ltd FCZ, page 19

   2. Please revise the disclosure throughout this section to clarify whether references to "we"
                                                        and "our" are to
Ilustrato Pictures International, Inc. or Quality Industrial Corp. For
                                                        example, we note the
disclosure on page 20 that "we issued to an accredited investor a two-year convertible
promissory note in the principal amount of $1,100,000 (the
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany29,
December    NameIlustrato
                2023        Pictures International, Inc.
December
Page  2     29, 2023 Page 2
FirstName LastName
            August 2022 Note   ). The August 2022 Note bears interest at 7% per
annum. We have the
         right to prepay the August 2022 Note at any time. All principal on the August 2022 Note is convertible into shares of our common stock." However, there is no disclosure elsewhere in your document that you issued such a note in the principal amount of
         $1,100,000.
3. We note your response to prior comment 6 and the second Whereas clause in the
         Shareholder Guarantee filed as exhibit 2.17 that "WHEREAS, the Guarantors are also guaranteeing that certain amount of the purchase consideration to be paid by QIND and received by the Guarantors or the Company ... and be applied towards the settlement of certain loans from the National Bank of Fujairah PJSC and/or the Company Legacy
         Assets, as that is defined in the Share Purchase Agreement" and section 1 of exhibit 2.17.
         Please disclose the amount of loans that are guaranteed and the relationship, if any, between the guarantors and the National Bank of Fujairah PJSC.
4. Please disclose the amount of the "Company Legacy Assets" that are guaranteed. In this regard, we note the definition of "Company Legacy Assets" on page 1 of the Share
         Purchase Agreement filed as exhibit 2.9. Also, disclose the total amount of accounts receivable and any other assets that are guaranteed by Gerab National Enterprises LLC. In addition, disclose the relationship, if any between the guarantors and the customers of
         Quality International Co. Ltd FCZ in which the balances owed from the accounts receivable of such customers are guaranteed.
5. Please ensure that you have disclosed the material terms of the Share Purchase Agreement and the Amended Share Purchase Agreement, such as the escrow provision in the agreements are not discussed in your amended Form 10. Also the documents, such as the escrow agreement, mentioned on page 13 of the Share Purchase Agreement are missing.
         Please revise accordingly.
6. We note the disclosure in the last paragraph on page 21 about two board seats of Quality
         International. Please also discuss the operational control of Quality International, such as whether Quality Industrial currently has full voting and managerial control over Quality
         International, or if certain milestones or other conditions in the purchase agreement must be met first.
Legal Proceedings, page 32

7.       We note your response to prior comment 2. Please ensure that you provided the
         disclosure required by Item 103 of Regulation S-K, such as the disclosure on page 33
         about the "new motion seeking a monetary judgment in Black Ice   s in
the amount of
         $3.772 million for the historic note with a principal amount of $4,000."
Risk Factors, page 35

8. We note the new disclosure on pages 20-21 about the revised payment arrangement. Please include a risk factor to address the risk to you if Quality Industrial is
 Nicolas Link
Ilustrato Pictures International, Inc.
December 29, 2023
Page 3
         unable to make timely payments under the Share Purchase Agreement and the transaction is terminated by Quality International. Regarding the $5 million tranche payment due on
         September 15, 2023 and the $73.5 million tranche payment due on or before November
         30, 2023 that have not been paid, revise the appropriate section to clarify whether Quality
         Industrial has any arrangements for additional funding to make the payments.
Liquidity and Capital Resources, page 72

9. The operating cash flow discussion in the fourth paragraph of page 72 appears to be outdated and is not reflective of the audited consolidated statements of cash flows on page
         F-8. In addition, we note that you have included another discussion of operating cash flows in the sixth paragraph, immediately following the table, which also incorrectly refers to net cash provided by operating activities in the year 2021 instead of net cash used. Please revise the section to eliminate all inconsistent and confusing disclosure.
Report of Independent Registered Public Accounting Firm, page F-2

10. We note that your auditor refers to relying on the work of the auditors of Quality
         International Inc. Ltd FZC for fiscal year 2022 in forming its opinion. Please file the audit report of the other auditors in the filing, as required by Rule 2-05 of Regulation S-X. Also note that, in accordance with Rule 2-02 of Regulation S-X, the other auditors' report must indicate that the financial statements were audited in accordance with the standards of the
         PCAOB, and that the auditor must be registered with the PCAOB, if in performing the audit the firm played a "substantial role" in the audit of Ilus, as that term is defined in
         PCAOB Rule 1001(p)(ii).
11. Further, we note that in its report your auditor refers to the subsidiary as Quality
         International Inc. Ltd FZC while elsewhere in the document you use the name Quality
         International Co Ltd FCZ or Quality International Co Ltd FZC. Please revise the filing throughout to consistently use the correct name of this subsidiary.
Note 1: Restatement of Previously Issued Consolidated Financial Statements, page F-9

12. Please have your auditor revise its audit report to include an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of an error and to refer to the disclosure of the correction in the notes to the financial statements. Refer to paragraphs 9-10 and 16-17 of PCAOB Auditing Standard 2820.
13. Please revise your consolidated balance sheets on page F-5 to label the column for the
       yearLastNameNicolas
FirstName   ended December 31,
                             Link2022 as "restated".
Comapany
14.      NameIlustrato
     Please              Pictures International,
            revise your disclosures  in Note 1 toInc.
                                                  correctly reference Form 10,
not the Annual
     Report,
December     FormPage
         29, 2023  10-K,3 or Form 10-K/A.
FirstName LastName
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany29,
December    NameIlustrato
                2023        Pictures International, Inc.
December
Page  4     29, 2023 Page 4
FirstName LastName
Note 2: Summary of Accounting Policies
Business Segment, page F-19

15. We note the revised segment disclosures provided in response to comment 10. Please revise the table on page F-19 to disclose your 2022 non-operating income for the
         Emergency and Response Division. Currently, the amounts in the table do not add up.
         Similarly, revise the other non-operating expenses presented for your Industrial and
         Manufacturing Division to correctly show a negative amount of $(104,550) instead of $104,550.
Leases, page F-21

16. The revised lease disclosures provided in response to comment 12 do not appear to include the amounts relating to your total lease cost for the operating lease cost, short-term lease cost, and variable lease cost. In addition, the disclosures do not include a maturity analysis showing the undiscounted cash flows on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years. Please revise the disclosures to comply with ASC 842-20-50-4 and ASC 842-20-50-6 or explain to us why they are not required.
Note 10: Non-Current Liabilities, page F-30

17. We note your response to comment 14 indicating that you chose not to record warrants in your financial books if the exercise price is significantly higher than the current market price and instead you classify them as a contingent liability. Please provide us with the guidance in US GAAP on which you based this policy. Explain in detail how that guidance is applicable to your circumstances. Also, explain to us when you began applying the accounting policy for warrants described in your 2023 Forms 10-
         Q. Alternatively, if true, revise the filing to disclose that you classified the warrants as liabilities pursuant to the guidance in ASC 470 and ASC 815, and recorded a zero fair value for the warrant liabilities as of December 31, 2022.
Note 11: Common Stock and Preferred Stock, page F-31

18. We note your response to comment 16 that the redeemable preferred stock was initially categorized as mezzanine equity, and it is now deemed as temporary equity due to an ongoing case with FB Fire Technologies Ltd. However, we note that the Class E redeemable preferred stock is classified as permanent equity as of December 31, 2022.
         Please revise your disclosure to classify the redeemable preferred stock as temporary equity, or as previously requested, provide us with a detailed analysis with appropriate references to supporting accounting guidance on which you relied in concluding that the redeemable preferred shares should be classified in permanent equity. Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany29,
December    NameIlustrato
                2023        Pictures International, Inc.
December
Page  5     29, 2023 Page 5
FirstName LastName
Note 22 Business Combination Disclosure, page F-44

19. We note your response to comment 20 and your table displaying the range of potential outcomes for the contingent consideration. Please disclose the amount of the contingent consideration arrangement recognized as of the acquisition date and the basis for determining the amount of the payment. Refer to ASC 805-30-50-1.c.
Exhibit 23.2: Financial Statements of Quality International Co. Ltd FZC, page
X-23

20. We note the information filed in response to comment 17, but note the audit report indicates that the financial statements of Quality International Co. Ltd FZC for the year ended December 31, 2021 are audited in accordance with International Standards of
         Auditing. Also, you did not include an audit report covering the year ended December 31,
         2020. Please revise the filing to include financial statements for the required periods that are audited in accordance with either (i) the standards of the PCAOB or (ii) United States
         Generally Accepted Auditing Standards, as required by Rules 2-02 and 1-02 of Regulation
         S-X. Include Rule 2-02 of Regulation S-X compliant audit reports covering all reported periods. To the extent the auditor refers to relying on the work of another auditor in its report, please file the other auditor's report, as required by Rule 2-05 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing